UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0402

DIVISION OF
CORPORATION FINANCE

[redacted]

04006921

January 25, 2004

Janice M. D'Amato
Counsel
PACCAR Inc.
Law Department
P.O. Box 1518
Bellevue, WA 98009

Act: 1934
Section:
Rule: 14A-8
Public Availability: 1-25-2004

Re: PACCAR Inc.
Incoming letter dated December 19, 2003

Dear Ms. D'Amato:

This is in response to your letter dated December 19, 2003 concerning a shareholder proposal submitted to PACCAR by John Chevedden. We also have received a letter from the proponent dated January 2, 2004. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Martin P. Dunn

Martin P. Dunn
Deputy Director

PROCESSED
FEB 04 2004
THOMSON
FINANCIAL

Enclosures

cc: John Chevedden
2215 Nelson Avenue, No. 205
Redondo Beach, CA 90278

75362

PACCAR Inc
Law Department

December 19, 2003

Securities and Exchange Commission
Office of the Chief Counsel
Division of Corporation Finance
Judiciary Plaza
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: Omission of Shareholder Proposal Submitted by John Chevedden
From the 2004 Proxy Statement of PACCAR Inc

Dear Sir or Madam:

I am writing on behalf of PACCAR Inc, a Delaware corporation ("PACCAR"), pursuant to Rule 14a-8(j) under the Securities Exchange Act of 1934, as amended, to respectfully request that the Staff of the Division of Corporation Finance (the "Staff") of the Securities and Exchange Commission (the "SEC") concur with PACCAR's view that, for the reasons stated below, the shareholder proposal, including the accompanying supporting statement (the "Proposal"), submitted by John Chevedden (the "Proponent") on October 21, 2003 may properly be omitted from the proxy statement ("Proxy Statement") to be distributed to PACCAR shareholders in connection with PACCAR's 2004 Annual Meeting of Shareholders (the "Annual Meeting"). PACCAR currently intends to hold the Annual Meeting on April 27, 2004.

The Proposal

In accordance with Rule 14a-8(j) under the Securities Exchange Act of 1934, as amended, enclosed are:

1. The original and five additional copies of this letter, which includes a statement of reasons why PACCAR deems the omission of the Proposal to be proper in this case;
2. Six copies of the Proposal and six copies of the Proponent's cover letter, dated October 21, 2003 (Exhibit A); and
3. Six copies of a correspondence letter from PACCAR to the Proponent, dated November 4, 2003 (Exhibit B).
4. Six copies of Proponent's revised proposal dated November 5, 2003. (Exhibit C)

A copy of this letter is also being sent to the Proponent as notice of PACCAR's intent to omit the Proposal from the Proxy Statement for the Annual Meeting.

P.O. Box 1518 Bellevue, Washington 98009 Telephone (425) 468-
PACCAR Building 777-106th Avenue N.E. Bellevue, Washington 98004 Facsimile (425) 468-8228

The text of the resolution set forth in the Proposal is as follows:

"RESOLVED: Shareholders request that our Directors increase shareholder voting rights and submit the adoption, maintenance or extension of any poison pill to a shareholder vote. Also once this proposal is adopted, dilution or removal of this proposal is requested to be submitted to a shareholder vote at the earliest possible shareholder election. Directors have discretion to set the earliest election date and in responding to shareholder votes."

PACCAR believes that the Proposal at issue may be omitted from its Proxy Statement, or if included should be modified, based on the following reasons, as more fully discussed below:

1. Rule 14a-8(c), because the Proposal seeks shareholder action on multiple proposals;
2. Rule 14a-8(i)(3), because the Proposal and portions of the supporting statement are false and misleading and are excludible under Rule 14a-9.

Reasons for Omission of the Proposal

I. The Proposal seeks shareholder action on multiple proposals in violation of Rule 14a-8(c) and is confusing and misleading in violation of Rule 14a-8(i)(3)

This Proposal presents three separate items for stockholder action:

1. Directors increase shareholder voting rights and submit the adoption, maintenance or extension of any current or future poison pill to a shareholder vote.
2. Once the Proposal is adopted, dilution or removal of this Proposal is requested to be submitted to a shareholder vote.
3. Directors have discretion to set the earliest election date and "in responding to shareholder votes".

Under Rule 14a-8(c) the SEC has stated that only one proposal may be submitted for a particular stockholder meeting. This Proposal is so poorly drafted that it appears the proponent is seeking multiple actions and stockholders will be confused about what they are being asked to do.

Secondly, it should also be omitted because it is vague and indefinite under Rule 14a-8(i)(3). The second item conflicts with the first item in that stockholders are being asked to vote now based on the contingency that the Proposal is adopted. The third item asks that directors have discretion "in responding to shareholder votes". Because the Proposal is garbled and presents multiple vague and indefinite items, PACCAR requests that the Staff confirm that it will not recommend enforcement action if PACCAR excludes this Proposal. See, e.g., Alcoa Inc (December 24, 2002).

II. Portions of the Supporting Statement are false and misleading and may be omitted pursuant to Rule 14a-8(i)(3) and Rule 14a-9

Under Rule 14a-8(i)(3), PACCAR may exclude a proposal if "the proposal or supporting statement is contrary to any of the SEC's proxy rules, including section 240.14a-9, which prohibits materially false or misleading statements in proxy soliciting materials." As with each proposal the Proponent has submitted to PACCAR since 1999, the supporting statement includes false and misleading statements. The Proponent was informed of these on November 4, 2003 but did not correct them. The SEC has recently confirmed that issuers are permitted to omit proposals containing false and misleading statements that the proponent refuses to amend. See, e.g., Cisco Systems, Inc (September 19, 2002). This year's statements are described below.

a. ***The Proponent's claim that "greater than 12%" of PACCAR 's stock is held by insiders is false and misleading.***

The following statement should be excluded:

> *I believe these results are more impressive than the raw percentages because greater than 12% of our stock was held by insiders in 2003.*

The claim that insiders hold twelve percent of PACCAR's stock is inconsistent with PACCAR's most recent proxy, in which the Company is required to report stock holdings of "insiders". The Proponent provided no citation for his claim that "greater than 12%" of the Company stock is held by insiders, even after PACCAR requested the information. His proposal has been rejected by the stockholders in each of the two previous years. His statement implies that the vote would pass were it not for the significant insider holdings. In fact, the vote tallies show a decline in support between the two years.

b. ***The Proponent's claims that votes on unrelated proposals demonstrate that corporate governance at PACCAR is "not acceptable" are irrelevant and misleading.***

The following statement should be excluded as irrelevant.

> *I believe that the above votes and the additional votes in 2003 for: Annual election of each director 44% support and Independent Board Chairman 26% support are a sign of shareholder concern that corporate governance status quo is not acceptable at our company.*

Stockholders rejected the shareholder proposals noted above so the statements should be excluded as irrelevant. They lend no support for an argument on the poison pill.

c. ***The Proponent's claim that "The poison pill vote topic won an overall 60% yes-vote at 79 companies" is irrelevant and from an unidentified source.***

The following statement should be excluded because it is irrelevant to PACCAR stockholders:

> *The poison pill vote topic also won an overall 60% yes-vote at 79 companies in 2003.*

Stockholders should assess PACCAR and its practices, not the practices at 79 other, unknown dissimilar companies. In addition, the statement as submitted is misleading because the Proponent has failed to provide a date, publication or other reference that would permit a stockholder to evaluate the accuracy of the statement, the nature and language of the proposals, the size of the companies, how many proposals were successful and the vote received.

The SEC has repeatedly addressed very similar claims by the Proponent, and has required him to provide a citation for his statements. See, e.g., Sabre Holdings Corporation (March 20, 2003) and The Home Depot, Inc. (March 31, 2003). In 2003, the Proponent submitted shareholder proposals related to shareholder rights plans at multiple companies. In multiple cases he offered as support for his proposal the statement "[t]his topic won an overall 60%-yes vote at 50 companies in 2002" without citing a source. *Id.* The SEC has taken the position that the statement may be excluded if no citation is provided. Again, despite repeated instructions by the SEC in 2003, he has failed to provide a citation.

d. ***The Proponent offers four statements in support of his Proposal that are misleading, irrelevant and fail to identify a source.***

The Proponent offers four statements related to poison pills without explaining why or how they apply to PACCAR. In addition, the citations that he provides are inadequate and he fails to identify his sources. The statements are incomplete and are sometimes taken out of context, making them misleading to the stockholders whose interests the Proponent purports to represent. All four statements should be excluded as explained below.

i. Poison Pill Negative. The Proponent attributes this statement to Moringstar.com [sic]. He does not provide a date or title that a stockholder might use to find the article. When I typed in the address www.Morningstar.com, to locate the article, I was immediately taken to another site, www.gotoo.com/treasure/finance.html. It has links including, "Insurance", "Loans", "Personal Finance" and a host of other topics. I was unable to locate a statement similar to the one the Proponent attributes to the site. Instead, I found information related to irrelevant subjects and links to a variety of other sites. The SEC has previously found that websites and internet addresses are excludable from proposals and supporting statements if the information in the website is irrelevant or "materially false or misleading". SLB 14 at F.1 (July 13, 2001). This accurately describes the information found at www.Moringstar.com. See, e.g., Exxon Mobil Corporation (March 20, 2002) and The Boeing Company (February 26, 2003).

ii. The Potential of a Tender Offer Can Motivate Our Directors. The Proponent's next statement, which he attributes to the *Wall Street Journal,* is that "[h]ectoring directors to act more independently is a poor substitute for the bracing possibility that stockholders could sell the company out from under its present management".

This statement is misleading because it implies that PACCAR does not have a majority of independent directors, which it does. It also implies, without foundation, that PACCAR's directors would neglect their obligations to act independently and exercise good business judgment if a poison pill exists. Finally, it implies that a tender offer can only occur in the absence of a poison pill which is not true.

In addition to the substantive problems with the Proponent's statement, he identifies the *Wall Street Journal* as the source of his next quote, but fails to provide anything other than a date. The word "directors" appeared in 24 different articles in that day's paper. Expecting stockholders to locate a general statement regarding director independence places an unreasonable burden on the stockholders.

iii. Diluted Stock. The statement that the Proponent includes appears to be a quote, though it is not punctuated as such. The text of the statement, "An anti- democratic management scheme to flood the market with diluted stock is not a reason that a tender offer for **our stock** should fail." *(emphasis added),* appears to relate to a specific company. The words "our stock" could easily mislead a stockholder into believing that this inflammatory statement was published about PACCAR. The SEC has previously ruled that selectively quoting an article to falsely convey a negative impression is excludable. See, e.g., Alaska Air Group, Inc. (March 14, 2003), Allied Signal, Inc. (January 15, 1998).

The Proponent attributes this statement to *The Motley Fool.* He includes no other information from which a stockholder can locate this quote. PACCAR has been unable to locate this statement, or anything like it, even when provided with the date of publication (June 13, 1997) — which is almost six years old. This statement is misleading, unverifiable and should be omitted.

iv. Like a Dictator. The Proponent's final citation is to a statement made by Mr. T. J. Dermot Dunphy, chief executive officer of Sealed Air at the time the statement was made. He provides no information to the stockholders about where they might find this statement, not even the name of the publication in which it appeared. (His "references" include a citation to a 1999 *Wall Street Journal* article). Moreover, the statements are taken out of context. In the two sentences preceding the "dictator" comment, there is the following statement:

> *Mr. Dunphy says that he isn't preaching to other companies; they may have valid reasons for using antitakeover provisions, he says. But he bristles at the argument that the board—and not investors—should decide to sell the company.*

> *That's akin to the argument of a benevolent dictator, who says, "give up more of your freedom and I'll take care of you.*

e. *The Proponent's statement that the Directors "could make a token response" to his Proposal is false and misleading as a statement of support.*

The following statement should be excluded because it is false and misleading:

> *I believe our Directors could make a token response to this proposal – hoping to gain points in the new corporate governance rating systems. A reversible response, which could still allow our directors to give us a poison pill with not even a subsequent vote, would not substitute for this proposal.*

It is unclear what the Proponent is arguing in this paragraph. The premise of the first sentence is that the Directors might make a "token response" to improve PACCAR's corporate governance scores. He goes on to assert that such a response could not be a reversible one.

Under Delaware law, a shareholder proposal relating to the adoption, use or redemption of a shareholder rights plan must be advisory in nature. If such a proposal mandates action on the adoption, use or redemption of the plan, it takes from the Directors the ability to make decisions involving potential changes of control, which is required under Delaware law. Unocal Corp. v. Mesa Petroleum Co., 493 A. 2d 946, 954 (Del. 1985); see also Moore Corn. v. Wallace Computer Servs., Inc., 907 F. Supp. 1545, 1554 (D. Del. 1995).

The Proponent implies to the stockholders that passage of his Proposal would require that the Directors call for a stockholder vote on the issue of the poison pill. This statement contradicts his previous statement that "I do not see why our Directors object to this proposal because it gives our Directors the flexibility to obtain our input and then ignore our shareholder vote...." The Proponent is trying to take advantage of the SEC's stance on precatory proposals while arguing to the stockholders that action must be taken. This has resulted in a garbled Proposal and supporting statement that is confusing and misleading to stockholders.

f. *The Proponent provides no citation or support for his claim that the Council of Institutional Investors has made recommendations regarding shareholder rights plans.*

As he did last year in shareholder proposals submitted to various companies, the Proponent claims that the Council of Institutional Investors (the "Council") has called for stockholder approval of poison pills. See, e.g., The Home Depot, Inc. (March 31, 2003) and Sabre Holdings Corporation (March 20, 2003). Like last year, the Proponent provides no support for his statements, citing only the Council's homepage, on which there is no statement by the Council supporting his claim. The SEC has previously found general references to the Council's website false and misleading and should again. *Id.*

g. ***The extensive number of omissions and revisions required to the Proposal render it false and misleading as whole.***

The Staff has announced that "when a proposal and supporting statement will require detailed and extensive editing in order to bring them into compliance with the proxy rules, [the Staff] may find it appropriate for companies to exclude the entire proposal, supporting statement, or both, as materially false or misleading." SEC Staff Legal Bulletin 14. PACCAR submits that every paragraph of this Proposal requires extensive editing. Accordingly, we respectfully request the Staff's concurrence that the entire Proposal may be omitted.

III. Conclusion

Because the Proponent's Proposal does not comply with the proxy rules for the reasons outlined previously, PACCAR intends to exclude the Proposal in its entirety from its 2004 proxy materials. PACCAR respectfully requests that the Staff confirm that it will not recommend enforcement action if the Proposal is omitted from PACCAR's 2004 Proxy Statement. Alternatively, if the Staff is unable to so concur, PACCAR requests the Staff's concurrence that certain portions of the Proposal and supporting statement may be excluded from PACCAR's proxy materials, as discussed previously.

PACCAR expects that the definitive filing of its proxy materials will occur on or about March 15, 2004 and printing will occur the week of March 1, 2004. We would therefore appreciate your prompt review of this matter. If you have any questions regarding any aspect of this matter or require additional information, please contact me at (425) 468-7606 or Janice D'Amato at (425) 468-7431.

Please acknowledge receipt of this letter and its enclosures by stamping the enclosed copy of this letter and returning it to me in the enclosed pre-addressed postage paid envelope.

Thank you for your timely attention to this matter.

Sincerely,

PACCAR Inc

Janice M. D'Amato
Jacqueline Park
Counsel

Cc: Mr. John Chevedden

Exhibit A

JOHN CHEVEDDEN

2215 Nelson Avenue, No. 205
Redondo Beach, CA 90278-2453

310-371-7872

Mr. Mark Pigott
Chairman
PACCAR Inc. (PCAR)
P.O. Box 1518, 777 106th Avenue N.E.
Bellevue, WA 98004
PH: 425-468-7400
FX: 425-468-8228

Dear Mr. Pigott,

This Rule 14a-8 proposal is respectfully submitted for the next annual shareholder meeting. This proposal is submitted to support the long-term performance of our company. I intend to hold my stock until after the annual shareholder meeting. This submitted format, with the shareholder-supplied emphasis, is intended to be used for definitive proxy publication.

Your consideration and the consideration of the Board of Directors is appreciated.

Sincerely,

John Chevedden
Shareholder

Oct. 21, 2003

cc: Janice D'Amato
Corporate Secretary
PH: 425-468-7431
FX: 425-468-8228

3 – Shareholder Input on a Poison Pill

RESOLVED: The shareholders of our company request that our Board of Directors seek shareholder approval prior to or at the earliest subsequent shareholder election, for the adoption, maintenance or extension of any current or future poison pill. Once adopted, removal of this proposal or any dilution of this proposal, would consistently be submitted to shareholder vote at the earliest subsequent shareholder election.

We as shareholders voted in support of this topic:

Year	Rate of Support
2002	48%
2003	42%

These percentages are based on yes and no votes cast. I believe this level of shareholder support is impressive because this support followed our Directors' objections. I believe these results are more impressive than the raw percentages because greater than 12% of our stock was held by insiders in 2003.

I believe that the above votes and the additional votes in 2003 for:

Annual Election of Each Director	44% Support
Independent Board Chairman	26% Support

are a sign of shareholder concern that corporate governance status quo is not acceptable at our company.

The poison pill vote topic also won an overall 60% yes-vote at 79 companies in 2003. I believe our two consecutive votes greater than 40% are a strong signal of shareholder concern. I do not see how our Directors could object to this proposal because it gives our Directors the flexibly to overrule our shareholder vote if our Directors seriously believe they have a good reason.

John Chevedden, 2215 Nelson Ave., No. 205, Redondo Beach, Calif. 90278 submitted this proposal.

Poison Pill Negative

The key negative of poison pills is that pills can preserve management deadwood instead of protecting investors.

Source: *Moringstar.com*

The Potential of a Tender Offer Can Motivate Our Directors

Hectoring directors to act more independently is a poor substitute for the bracing possibility that shareholders could sell the company out from under its present management.

Source: *Wall Street Journal*, Feb. 24, 2003

Diluted Stock

An anti-democratic management scheme to flood the market with diluted stock is not a reason that a tender offer for our stock should fail.

Source: *The Motley Fool*

Like a Dictator

Poison pills are like a dictator who says, "Give up more of your freedom and I'll take care of you.

"Ultimately if you perform well you remain independent, because your stock price stays up."

T.J. Dermot Dunphy, CEO of Sealed Air (NYSE) for 25 years

I believe our Directors could make a token response to this proposal – hoping to gain points in the new corporate governance rating systems. A reversible response, which could still allow our directors to give us a poison pill with not even a subsequent vote, would not substitute for this proposal.

Council of Institutional Investors Recommendation

The Council of Institutional Investors www.cii.org, whose members have $2 trillion invested, called for shareholder approval of poison pills.

Shareholder Input on a Poison Pill
Yes on 3

Notes:
The above format is the format submitted and intended for publication.

Please advise if there is any typographical question.

The company is requested to assign a proposal number (represented by "3" above) based on the chronological order in which proposals are submitted. The requested designation of "3" or higher number allows for ratification of auditors to be item 2.

References:
The Motley Fool, June 13, 1997
Moringstar.com, Aug. 15, 2003
Mr. Dunphy's statements are from The Wall Street Journal, April 28, 1999.
IRRC Corporate Governance Bulletin, June – Sept. 2003
Council of Institutional Investors, Corporate Governance Policies, March 25, 2002
Please advise within 14 days if the company requests help to locate these or other references.

Exhibit B

PACCAR inc

November 4, 2003

Mr. John Chevedden
2215 Nelson Avenue No. 205
Redondo Beach, CA 90278

Re: Shareholder Proposal

Dear Mr. Chevedden:

On October 22, 2003 we received your letter dated October 21, 2002 with a shareholder proposal for PACCAR's 2004 annual meeting.

Your proposal does not meet the requirements of SEC Rule 14a-(8).

1. Your proposal is not consistent with 14a-8(i)(1). The second sentence of the proposal is inconsistent with Delaware law because it does not state that removal of the proposal is only advisory on the Board of Directors.

2. Rule 14a-8(b) requires that you submit proof from the record holder that you have continuously held company securities for a period of one year as of the date you submit your proposal. Please submit the evidence required within 14 days of receiving this letter or your proposal will be ineligible for inclusion in PACCAR's 2004 proxy statement.

3. Rule 14a-8(l) provides that the Company is not required to provide the shareholder proponent's name and address in its proxy and the Company plans to exclude that information from any proposal that appears in its proxy statement.

4. Rule 14a-8(i)(3) and (5) requires that statements made in support of a proposal not be materially false, misleading or irrelevant.

a. Your statement that "greater than 12% of our stock was held by insiders in 2003" is not consistent with the PACCAR 2003 Proxy Statement and no authority is cited for that statement.

b. Your statement on the results of the 2003 shareholder vote on the annual election of directors and independent board chairman are irrelevant to the shareholder consideration of a poison pill.

c. There is no citation for the statement that "The poison pill vote topic won 50% yes-vote at 70 companies in 2003." Moreover, the statement is irrelevant to PACCAR stockholders.

d. The statement "I do not see how our Directors could object to this proposal because it gives our Directors the flexibility to overrule our shareholder vote if our Directors seriously believe they have a good reason" is not an accurate representation of the language of the proposal.

e. The 4 paragraphs that begin *Poison Pill Negative, The Potential of a Tender Offer Can Motivate Our Directors, Diluted Stock, and Like a Dictator* do not adequately identify the source, are misleading and irrelevant.

f. The paragraph beginning "I believe our Directors could make a token response..." is misleading and irrelevant as a statement in support for the proposal.

The deficiencies in your proposal must be corrected within 14 days of receiving this letter as required by Rule 14a-8(f). If the deficiencies are not corrected, the Company plans to exclude the proposal from the 2004 proxy statement.

Sincerely,

Janice M. D'Amato

Janice M. D'Amato
Corporate Secretary

455-7431

3 – Shareholder Input on a Poison Pill

RESOLVED: Shareholders request that our Directors increase shareholder voting rights and submit the adoption, maintenance or extension of any poison pill to a shareholder vote. Also once this proposal is adopted, dilution or removal of this proposal is requested to be submitted to a shareholder vote at the earliest possible shareholder election. Directors have discretion to set the earliest election date and in responding to shareholder votes.

We as shareholders voted in support of this topic:

Year	Rate of Support
2002	48%
2003	42%

These percentages are based on yes and no votes cast. I believe this level of shareholder support is significant because this support followed our Directors' objections. I believe these results are more impressive than the raw percentages because greater than 12% of our stock was held by insiders in 2003.

I believe that the above votes and the additional votes in 2003 for:

Annual Election of Each Director	44% Support
Independent Board Chairman	26% Support

are a sign of shareholder concern that corporate governance status quo is not acceptable at our company.

The poison pill vote topic also won an overall 60% yes-vote at 79 companies in 2003. I believe our two consecutive votes greater than 40% are a strong signal of shareholder concern. I do not see why our Directors object to this proposal because it gives our Directors the flexibility to obtain our input and then ignore our shareholder vote if our Directors seriously believe they have a good reason.

John Chevedden, 2215 Nelson Ave., No. 205, Redondo Beach, Calif. 90278 submitted this proposal.

Poison Pill Negative

The key negative of poison pills is that pills can preserve management deadwood.
Source: *Moringstar.com*

The Potential of a Tender Offer Can Motivate Our Directors

Hectoring directors to act more independently is a poor substitute for the bracing possibility that shareholders could sell the company out from under its present management.
Source: *Wall Street Journal*, Feb. 24, 2003

Diluted Stock

An anti-democratic management scheme to flood the market with diluted stock is not a reason that a tender offer for our stock should fail.
Source: *The Motley Fool*

Like a Dictator

Poison pills are like a dictator who says, "Give up more of your freedom and I'll take care of you.

"Ultimately if you perform well you remain independent, because your stock price stays up."

T.J. Dermot Dunphy, CEO of Sealed Air (NYSE) for 25 years

I believe our Directors could make a token response to this proposal – hoping to gain points in the new corporate governance rating systems. A reversible response, which could still allow our directors to give us a poison pill with not even a subsequent vote, would not substitute for this proposal.

Council of Institutional Investors Recommendation

The Council of Institutional Investors www.cii.org, whose members have $2 trillion invested, called for shareholder approval of poison pills.

Shareholder Input on a Poison Pill
Yes on 3

November 5, 2003 Notes:
Please confirm that all the company issues have been stated.
Broker verification included.

The above format is the format submitted and intended for publication.

Please advise if there is any typographical question.

The company is requested to assign a proposal number (represented by "3" above) based on the chronological order in which proposals are submitted. The requested designation of "3" or higher number allows for ratification of auditors to be item 2.

References:
The Motley Fool, June 13, 1997
Moringstar.com, Aug. 15, 2003
Mr. Dunphy's statements are from The Wall Street Journal, April 28, 1999.
Yahoo! Finance, Quotes and Info
IRRC Corporate Governance Bulletin, June – Sept. 2003
Council of Institutional Investors, Corporate Governance Policies, March 25, 2002

JOHN CHEVEDDEN

2215 Nelson Avenue, No. 205
Redondo Beach, CA 90278
310-371-7872

6 Copies
7th copy for date-stamp return

January 2, 2004
Via Airbill

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
Mail Stop 0402
450 Fifth Street, NW
Washington, DC 20549

PACCAR Inc. (PCAR)
Response to No Action Request
John Chevedden

Ladies and Gentlemen:

The numbers preceding the brackets below correspond to the pages of the company letter.

2] **Proposal Relates to One Concept**
A proposal that asks a company to take several actions relating to a single issue differs from a proposal that contains more than one proposal. A single proposal made up of several separate components is a single proposal where the components "are closely related and essential to a single well-defined unifying concept." Exchange Act Release No. 12,999, 1976 SEC LEXIS 326 (Nov. 22, 1976).

The brief company claim includes unsupported negative generalizations such as "vague and indefinite." But this seems to be contradicted by the company having no trouble understanding that there is a "contingency" in the proposal. Also the company is able to determine that this precatory proposal gives the directors "discretion."

3] The company omitted from its no action request its own purported November 4, 2003 notification regarding proposal statements. Any purported company-produced evidence, such as this purported notification omitted from the no action request, should not be considered.

The attached "Key Statistics for PACCAR, Yahoo! Finance" is *independent* evidence of the 12% insider holdings at PACCAR in 2003. The URL is http://finance.yahoo.com/q/ks?s=PCAR.

The company inscrutably claims that a 44% vote on the poison pill shareholder proposal at the company 2003 annual meeting is "irrelevant" to a 2004 vote on the poison pill. The company does not explain why significant votes by its shareholders on more than one corporate governance issue, is not a reason to question the company's corporate governance status quo.

4] The source of the 60% vote is given at the end of the proposal, IRRC Corporate Governance Bulletin, June – Sept. 2003. At the conclusion of the proposal the company was invited to ask the shareholder if there were any questions on the references. The company failed to do so in its rush to resort to a no action request.

Proposal text concerning the 60% vote, The Motley Fool, Morningstar.com, Mr. Dunphy and www.cii.org was found to be includable with modification in UGI Corporation (December 18, 2003).

Regarding the company issue with The Motley Fool the company fails to explain its defective assumption that PACCAR shareholders own no other stock but PACCAR.

Proposal text concerning *The Wall Street Journal* article, Feb. 24, 2003 was found to be includable with modification in Monsanto Company (November 26, 2003).

Although the company claims it failed to locate the shareholder sources provided, the company also failed to note that it also failed to accept the invitation of assistance submitted with the proposal.

The company also failed to explain how its objections meet the SLB 14 standard:

Companies seeking to exclude a website address under rule 14a-8(i)(3) should specifically indicate why they believe information contained on the particular website is materially false or misleading, irrelevant to the subject matter of the proposal or otherwise in contravention of the proxy rules.

6] CII Alerts, Council Research Service, November 13, 2003 establishes concern regarding token company responses. It states:

SO FAR, WE'VE TRACKED 62 majority votes on poison pill proposals submitted in 2003. Only seven have adopted policies terminating their pills or amending their policies.

3M, Hewlett-Packard and **JP Morgan Chase**, which also don't have poison pills, responded to the majority votes by approving policies to get shareholder approval before adopting any poison pills. But their policies include a huge loophole giving their boards the right to adopt pills without prior shareholder approval if, as fiduciaries, they decide a pill would be in the best interests of shareholders.

These clauses effectively render the policies meaningless.

The proposal states, "A reversible response, which could still allow our directors to give us a poison pill with not even a subsequent vote, would not substitute for this proposal." Based on using only part of this text the company wrongfully claims "a response could not be a reversible one."

The Council of Institutional Investors reference is Council of Institutional Investors Corporate Governance Policies, March 25, 2002 which was referenced with the proposal and is now updated September 4, 2003.

With sentence after sentence of contrived and rebutted company objections added to no support or thin support for many company objections, the company may be subject to this criticism: Martin Dunn, Deputy Director, Securities and Exchange Commission said, "Related to taking too much time are companies that take issue with sentence after sentence, almost as though they're proving their case by arguing about every sentence. And that takes us a great deal of time, because we take every one of these and go through it. We consider every sentence in the context of the argument that's made and the substance of it."

I do not believe the company has met its burden of proof obligation according to rule 14a-8.

For the above reasons this is to respectfully request non-concurrence with the company no action request on each point.

Sincerely,

John Chevedden
PACCAR Inc. Shareholder

cc: Mark Pigott

Quotes & Info

Enter Symbol(s): e.g. YHOO, ^DJI GO Symbol Lookup | Finance Search

Paccar Inc (PCAR)

At 12:03PM ET: **85.223** ↑ 0.103 (0.12%) Reuters

Key Statistics

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Data provided by Multex, except where noted.

VALUATION MEASURES

Market Cap (intraday):	9.94B
Enterprise Value (2-Jan-04)3:	11.95B
Trailing P/E (ttm):	20.37
Forward P/E (fye 31-Dec-04)1:	16.59
PEG Ratio (5 yr expected)1:	1.95
Price/Sales (ttm):	1.26
Price/Book (mrq):	3.21
Enterprise Value/Revenue (ttm)3:	1.51
Enterprise Value/EBITDA (ttm)3:	16.73

FINANCIAL HIGHLIGHTS

Fiscal Year

Fiscal Year Ends:	31-Dec
Most Recent Quarter (mrq):	30-Sep-03

Profitability

Profit Margin (ttm):	6.19%
Operating Margin (ttm):	8.99%

Management Effectiveness

Return on Assets (ttm):	5.43%
Return on Equity (ttm):	17.56%

Income Statement

Revenue (ttm):	7.22B
Revenue Per Share (ttm):	67.562
Revenue Growth (lfy)3:	18.60%
Gross Profit (ttm)2:	1.27B
EBITDA (ttm):	714.30M
Net Income Avl to Common (ttm):	489.60M
Diluted EPS (ttm):	4.183
Earnings Growth (lfy)3:	114.30%

Balance Sheet

TRADING INFORMATION

Stock Price History

Beta:	0.963
52-Week Change:	84.52%
52-Week Change (relative to S&P500):	46.00%
52-Week High (22-Aug-03):	87.57
52-Week Low (29-Jan-03):	41.76
50-Day Moving Average:	79.63
200-Day Moving Average:	72.35

Share Statistics

Average Volume (3 month):	855,709
Average Volume (10 day):	640,000
Shares Outstanding:	116.68M
Float:	101.80M
% Held by Insiders:	12.75%
% Held by Institutions:	51.06%
Shares Short (as of 8-Dec-03):	2.40M
Daily Volume (as of 8-Dec-03):	N/A
Short Ratio (as of 8-Dec-03):	2.426

3 – Shareholder Input on a Poison Pill

RESOLVED: Shareholders request that our Directors increase shareholder voting rights and submit the adoption, maintenance or extension of any poison pill to a shareholder vote. Also once this proposal is adopted, dilution or removal of this proposal is requested to be submitted to a shareholder vote at the earliest possible shareholder election. Directors have discretion to set the earliest election date and in responding to shareholder votes.

We as shareholders voted in support of this topic:

Year	Rate of Support
2002	48%
2003	42%

These percentages are based on yes and no votes cast. I believe this level of shareholder support is significant because this support followed our Directors' objections. I believe these results are more impressive than the raw percentages because greater than 12% of our stock was held by insiders in 2003.

I believe that the above votes and the additional votes in 2003 for:

Annual Election of Each Director	44% Support
Independent Board Chairman	26% Support

are a sign of shareholder concern that corporate governance status quo is not acceptable at our company.

The poison pill vote topic also won an overall 60% yes-vote at 79 companies in 2003. I believe our two consecutive votes greater than 40% are a strong signal of shareholder concern. I do not see why our Directors object to this proposal because it gives our Directors the flexibility to obtain our input and then ignore our shareholder vote if our Directors seriously believe they have a good reason.

John Chevedden, 2215 Nelson Ave., No. 205, Redondo Beach, Calif. 90278 submitted this proposal.

Poison Pill Negative

The key negative of poison pills is that pills can preserve management deadwood.
Source: *Moringstar.com*

The Potential of a Tender Offer Can Motivate Our Directors

Hectoring directors to act more independently is a poor substitute for the bracing possibility that shareholders could sell the company out from under its present management.
Source: *Wall Street Journal*, Feb. 24, 2003

Diluted Stock

An anti-democratic management scheme to flood the market with diluted stock is not a reason that a tender offer for our stock should fail.
Source: *The Motley Fool*

Like a Dictator

Poison pills are like a dictator who says, "Give up more of your freedom and I'll take care of you.

"Ultimately if you perform well you remain independent, because your stock price stays up."

T.J. Dermot Dunphy, CEO of Sealed Air (NYSE) for 25 years

I believe our Directors could make a token response to this proposal – hoping to gain points in the new corporate governance rating systems. A reversible response, which could still allow our directors to give us a poison pill with not even a subsequent vote, would not substitute for this proposal.

Council of Institutional Investors Recommendation

The Council of Institutional Investors www.cii.org, whose members have $2 trillion invested, called for shareholder approval of poison pills.

Shareholder Input on a Poison Pill
Yes on 3

November 5, 2003 Notes:
Please confirm that all the company issues have been stated.
Broker verification included.

The above format is the format submitted and intended for publication.

Please advise if there is any typographical question.

The company is requested to assign a proposal number (represented by "3" above) based on the chronological order in which proposals are submitted. The requested designation of "3" or higher number allows for ratification of auditors to be item 2.

References:
The Motley Fool, June 13, 1997
Moringstar.com, Aug. 15, 2003
Mr. Dunphy's statements are from The Wall Street Journal, April 28, 1999.
Yahoo! Finance, Quotes and Info
IRRC Corporate Governance Bulletin, June – Sept. 2003
Council of Institutional Investors, Corporate Governance Policies, March 25, 2002

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

January 25, 2004

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: PACCAR Inc.
Incoming letter dated December 19, 2003

The proposal requests that the directors submit the adoption, maintenance or extension of any poison pill to a shareholder vote.

We are unable to concur in your view that PACCAR may exclude the proposal under rule 14a-8(c). Accordingly, we do not believe that PACCAR may omit the proposal from its proxy materials in reliance on rule 14a-8(c).

We are unable to concur in your view that PACCAR may omit the entire proposal under rule 14a-8(i)(3). There appears to be some basis for your view, however, that portions of the proposal's supporting statement may be materially false or misleading under rule 14a-9. In our view, the proponent must:

- provide a citation to a specific source for the statement "greater than 12% of our stock was held by insiders in 2003";
- provide a citation to a specific source for the sentence that begins "The poison pill vote topic . . ." and ends ". . . 79 companies in 2003."
- revise the sentence attributed to Morningstar.com to directly quote the sentence from the source;
- revise the reference to the Wall Street Journal article to clarify that the article refers to an opinion article;
- revise the sentence attributed to The Motley Fool to directly quote the sentence from the source;
- revise the sentences attributed to T.J. Dermot Dunphy to clearly identify which sentences are direct quotes; and
- revise the reference to www.cii.org to provide a citation to a specific source.

Accordingly, unless the proponent provides PACCAR with a proposal and supporting statement revised in this manner, within seven calendar days after receiving this letter, we will not recommend enforcement action to the Commission if PACCAR omits only these portions of the supporting statement from its proxy materials in reliance on rule 14a-8(i)(3).

Sincerely,

Anne Nguyen
Attorney-Advisor